Filed by CHP Merger Corp. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to
 Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CHP Merger Corp. (File No. 001-39140)
Accelus / CHP Merger Corp Business Combination FAQs

Accelus has announced an agreement to combine with a Special Purpose Acquisition Company, or SPAC, called CHP Merger Corp. (Nasdaq: CHPM). We believe this transaction enables us to raise a significant amount of additional capital and will accelerate our strategic initiatives and fuel our future growth plans.
Transaction & Timing
SPAC introduction, and SPAC vs. IPO
A SPAC, or Special Purpose Acquisition Company, is formed for the sole purpose of raising capital from public investors and using that capital to acquire a private company. Once the acquisition closes, the SPAC changes its name and ticker symbol to reflect the name and the mission of the acquired company.
Typically, the SPAC and its investors own a minority of the combined company. This process, called a “de-SPAC transaction”, is essentially a different path to going public and raising capital than through a traditional IPO.
CHP Merger Corp. is our SPAC Partner.
We are thrilled to partner with CHP Merger Corp. The CHP Merger Corp. management team brings deep industry knowledge, experience and a broad network of relationships focused on a range of healthcare subsectors, including medical technology, diagnostics, and healthcare services. We believe that the proceeds from the business combination and their expertise and networks will accelerate our investment priorities and help us advance our growth objectives. This is a critical milestone on our journey to accelerate the adoption of minimally invasive surgery (MIS) as the standard of care in spine.
CHP Merger Corp. is a Special Purpose Acquisition Vehicle formed by an affiliate of Concord Health Partners. Concord Health Partners is a healthcare private equity firm that invests in growth stage companies with innovative technologies that advance healthcare through lower costs, higher quality and expanded access to care.
Concord Health Partners has a strategic partnership with the American Hospital Association (the “AHA”), a national health care industry group comprised of nearly 5,000 members. The AHA has invested in the sponsor alongside Concord Health Partners and will leverage its marketing capabilities, thought leadership and network of relationships to fast-track Accelus’s growth and accelerate its market adoption.
This is the beginning of an exciting new chapter!
This transaction provides access to both funding and expertise on our path toward becoming the next high-growth disruptor in the spine surgery space. We are thrilled to partner with CHP Merger Corp. to usher Accelus into our next phase of growth.
We are combining with a top tier institutional investor to enter the public market in a streamlined and efficient way. This process allows us to tell the compelling story of Accelus and convey our growth potential.
The closing is subject to closing conditions, including approval by CHP Merger Corp. shareholders, and the Securities and Exchange Commission (SEC) reviewing and declaring effective a Form S-4 registration statement to be filed in connection with the business combination.
We anticipate that the closing will not occur for several months. Upon completion of the business combination, we will combine with CHP Merger Corp., which will change its name to Accelus.
Today’s announcement is just the first step in the process.
There are several initiatives that need to be completed before the transaction can close and we become a public company, including that a Form S-4 registration statement must first be filed with and declared effective by the

Filed by CHP Merger Corp. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to
 Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CHP Merger Corp. (File No. 001-39140)
SEC and the business combination will need to be approved by the shareholders of CHP Merger Corp. and Accelus. Until the transaction closes, Accelus is a private company, and we intend to put our focus on continuing to drive our business as usual.
Business Impacts
Our mission, values, strategic initiatives, and day-to-day objectives remain in place.
This pending transaction does not and should not alter your role or responsibilities. While this is an exciting time for our company, we all need to remain focused on our mission and day-to-day work.
We believe that accessing the public markets will provide us with resources to accelerate the initiatives we have underway, while also capitalizing on a strong innovation pipeline to promote further growth and opportunities for our business, employees, and customers.
Your Role, Structure & Company Culture
Your role and reporting lines remain the same.
If you were an Accelus employee yesterday, you are still an Accelus employee today. CHP Merger Corp. does not have ownership or control over our company. Upon closing, the combined company will operate as Accelus, and will be led by Chris Walsh and members of our existing leadership team.
There are no planned organizational changes because of this announcement.
There are no planned organizational changes because of this announcement.
We are not planning any layoffs.
This is about investing in our future to accelerate our strategic initiatives and fuel our future growth plans.
We are focused on keeping our culture of innovation, collaboration, and high performance.
We are excited to be on this journey together! Our culture will evolve as we continue to grow and as we learn new ways of communicating as a public company. We will strive to maintain our culture and we encourage employees to continue supporting and collaborating with colleagues.
Stock, Compensation & Benefits
You cannot and should not buy CHPM securities.
The SEC will pay attention to trading in “CHPM” and will flag any trades by Accelus employees. We will be providing more specific information in the coming weeks about your stock options and how they will be handled in the transaction.
Equity you have in Accelus will be converted to securities in the combined entity.
At this time, we cannot disclose the details, but as soon as the information becomes available, we will share the specifics with you.
There will be prohibitions from trading by employees for a period of time and from time to time after the closing, similar to after an IPO.
We will be providing more information on the rules that will be generally applicable to trading in our public company shares in the coming months.

Filed by CHP Merger Corp. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to
 Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CHP Merger Corp. (File No. 001-39140)
Your base pay and benefits remain the same.
This transaction will not change your base pay or benefits. Please reach out to your HR representative, as always, if you have any pay or benefits related questions.
Communication & Questions
Please avoid discussing the transaction over email, and please be careful about posting anything to Slack/Teams/etc. (remember that these collaboration apps are similar to email). If you have any questions or concerns, please see your manager.

Please only share public information about the transaction with external parties, including friends and family. We recommend referring directly to our press release (https://www.globenewswire.com/news-release/2021/11/15/2334276/0/en/Accelus-an-Emerging-Leader-in-Minimally-Invasive-Spine-Surgery-and-CHP-Merger-Corp-Announce-Proposed-Business-Combination.html). Please keep in mind that there are strict legal limitations about what details can be shared about the transaction.

Please do not post information about the transaction to social media accounts
Do not speak with the media at all unless it is part of your job.
Please refuse to answer any questions about the transaction. Please direct any media inquiries to Brandy Craig, bcraig@accelusinc.com, who will work directly with our Investor Relations firm Gilmartin Group LLC to properly respond.
Our plan is to be as transparent as possible during this process, but it will be different. SEC rules are very strict, and we need to follow them. We will need to focus our communications on our business, and not on the transaction or on financial or investor information.
If you have specific questions, please submit them to your manager or your HR representative. Please understand that depending on the question, we may have to delay answering depending on legal considerations.
Important Information about the Business Combination and Where to Find It
In connection with the proposed business combination (the “Business Combination”), CHP Merger Corp. (“CHP”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of CHP’s common stock in connection with CHP’s solicitation of proxies for the vote by CHP’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of CHP to be issued in the Business Combination. Our shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, CHP and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of CHP as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. You will be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov.

Filed by CHP Merger Corp. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to
 Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CHP Merger Corp. (File No. 001-39140)
Participants in the Solicitation
CHP and its directors and executive officers may be deemed participants in the solicitation of proxies from CHP’s shareholders with respect to the Business Combination. You can find information about CHP’s directors and executive officers and their ownership of CHP’s securities in CHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.
Accelus and our directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CHP in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.
Forward-Looking Statements
No representations or warranties are made or implied with respect to the information contained herein. This communication contains forward-looking statements with respect to CHP and Accelus. These forward-looking statements, by their nature, require us to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements, including without limitation the successful and timely completion of the proposed business combination. Forward-looking statements are not guarantees of performance. These forward-looking statements, including financial outlooks and strategies or deliverables stated herein, may involve, but are not limited to, comments with respect to effects of the proposed business combination, CHP business or financial objectives, its strategies or future actions, its projections, targets, expectations for financial condition or outlook for operations. Words such as “may,” “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. These assumptions are considered to be reasonable based on currently available information, but the reader is cautioned that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect our business. The forward-looking information set forth herein reflects expectations as of the date hereof and is subject to change thereafter. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Undue reliance should not be placed on forward-looking statements. The forward-looking statements contained in this communication are expressly qualified by this cautionary statement. This communication is not intended to form the basis of any investment decision and there can be no assurance that any transaction will be undertaken or completed in whole or in part. The delivery of this communication shall not be taken as any form of commitment on the part of Accelus, CHP or their respective shareholders to proceed with any transaction, and no offers will subject Accelus, CHP or their respective shareholders to any contractual obligations before definitive documentation has been executed. We reserve the right at any time without prior notice and without any liability to (i) negotiate with one or more prospective investors in accordance with any timetable and on any terms that we may decide, (ii) provide different information or access to information to different prospective investors, (iii) enter into definitive documentation and (iv) terminate the process, including any negotiations with any prospective investor without giving any reasons therefor. This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of CHP, Accelus, or any of their respective affiliates.
No Offer or Solicitation
This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.